UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Orchard Therapeutics plc

(Name of Issuer)

Ordinary shares, nominal value £0.10 per share

(Title of Class of Securities)

68570P101**

(CUSIP Number)

November 2, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	CUSIP number of the Issuer’s American depositary shares, each of which represents one ordinary share, nominal value £0.10 per share.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68570P101	Page 2 of 9

1	NAMES OF REPORTING PERSONS Temasek Holdings (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,319,049*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,319,049*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,319,049*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	See Item 4 of this Schedule.
**

Based on 84,047,200 Shares (as defined herein) reported by the Issuer (as defined herein) to be issued and outstanding immediately after completion of its initial public offering, as stated in its Prospectus dated October 30, 2018 and filed with the Securities and Exchange Commission (the “Commission”) on October 31, 2018.

CUSIP No. 68570P101	Page 3 of 9

1	NAMES OF REPORTING PERSONS Fullerton Management Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,319,049*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,319,049*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,319,049*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	See Item 4 of this Schedule.
**

Based on 84,047,200 Shares reported by the Issuer to be issued and outstanding immediately after completion of its initial public offering, as stated in its Prospectus dated October 30, 2018 and filed with the Commission on October 31, 2018.

CUSIP No. 68570P101	Page 4 of 9

1	NAMES OF REPORTING PERSONS Temasek Life Sciences Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,319,049*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,319,049*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,319,049*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	See Item 4 of this Schedule.
**

Based on 84,047,200 Shares reported by the Issuer to be issued and outstanding immediately after completion of its initial public offering, as stated in its Prospectus dated October 30, 2018 and filed with the Commission on October 31, 2018.

CUSIP No. 68570P101	Page 5 of 9

Item 1(a).	Name of Issuer:

Orchard Therapeutics plc (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

108 Cannon Street

London EC4N 6EU

United Kingdom

Item 2(a).	Name of Person Filing:

This Schedule 13G is being jointly filed by the following reporting persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

(i)	Temasek Holdings (Private) Limited (“Temasek”);
(ii)	Fullerton Management Pte Ltd (“FMPL”); and
(iii)	Temasek Life Sciences Private Limited (“TLS”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each Reporting Person is 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891.

Item 2(c).	Citizenship:

The citizenship of all Reporting Persons is the Republic of Singapore.

Item 2(d).	Title of Class of Securities:

Ordinary shares, nominal value £0.10 per share (“Shares”).

Item 2(e).	CUSIP Number:

68570P101 (CUSIP number of the Issuer’s American depositary shares, each of which represents one Share)

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 68570P101	Page 6 of 9

Item 4.	Ownership.

(a)	Amount beneficially owned:

TLS Beta Pte. Ltd. and V-Sciences Investments Pte Ltd directly own 3,319,049 Shares and 1,000,000 Shares, respectively, and are wholly-owned subsidiaries of TLS. TLS is a wholly owned subsidiary of FMPL, which in turn is a wholly owned subsidiary of Temasek. Each of TLS, FMPL and Temasek, through the ownership described herein, may be deemed to beneficially own the aggregate 4,319,049 Shares held by the wholly-owned subsidiaries of TLS.

(b)	Percent of class:

5.1%, based on 84,047,200 Shares reported by the Issuer to be issued and outstanding immediately after completion of its initial public offering, as stated in its Prospectus dated October 30, 2018 and filed with the Commission on October 31, 2018.

(c)	Number of shares as to which the person has:

With respect to the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of, the Shares, please see Item 4(a) above regarding qualifications as to beneficial ownership.

(i)	Sole power to vote or to direct the vote:

0.

(ii)	Shared power to vote or to direct the vote:

4,319,049.

(iii)	Sole power to dispose or to direct the disposition of:

0.

(iv)	Shared power to dispose or to direct the disposition of:

4,319,049.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 68570P101	Page 7 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2018	TEMASEK HOLDINGS (PRIVATE) LIMITED

	By:	/s/ Andrew Ang Lye Whatt
		Name	:	Andrew Ang Lye Whatt
		Title	:	Authorized Signatory

Dated: November 12, 2018	FULLERTON MANAGEMENT PTE LTD

	By:	/s/ Cheong Kok Tim
		Name	:	Cheong Kok Tim
		Title	:	Director

Dated: November 12, 2018	TEMASEK LIFE SCIENCES PRIVATE LIMITED

	By:	/s/ Lim Siew Lee Sherlyn
		Name	:	Lim Siew Lee Sherlyn
		Title	:	Director

Exhibit Index

Exhibit 99.1	Joint Filing Agreement, dated November 12, 2018, among Temasek Holdings (Private) Limited, Fullerton Management Pte Ltd and Temasek Life Sciences Private Limited.